UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

05046127

DIVISION OF
CORPORATION FINANCE

March 3, 2005

Willie C. Bogan
Vice President, Associate General Counsel
and Assistant Secretary
Catellus Development Corporation
201 Mission Street, 2nd Floor
San Francisco, CA 94105-1870

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/3/2005

Re: Catellus Development Corporation
Incoming letter dated January 6, 2005

Dear Mr. Bogan:

This is in response to your letter dated January 6, 2005 concerning the shareholder proposal submitted to Catellus by the Katherine McClelland Knight Trust, Patricia K. Dey and Frankin R. Dey. We also have received a letter from Mary K. Knight dated March 2, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
MAR - 4 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mary K. Knight, Trustee
Katherine McClelland Knight Trust
1122 Oak Street
Santa Monica, CA 90405-4710

PROCESSED
MAR 08 2005
THOMSON
FINANCIAL

cc: Patricia K. Dey
Franklin R. Dey
7432 West 80th St.
Los Angeles, CA 90045-2301

CATELLUS

January 6, 2005

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Catellus Development Corporation's No-Action Request with Respect to Shareholder Proposal

Ladies and Gentlemen:

Catellus Development Corporation ("Catellus") is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify you of its intention to omit from its proxy statement and form of proxy for its 2005 annual meeting of shareholders (the "2005 Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mary K. Knight, as Trustee of the Katherine M. Knight Revocable Trust ("Proponent Knight"), and Franklin and Patricia Dey (collectively, the "Proponents").

Catellus respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if Catellus omits the Proposal from the 2005 Proxy Materials.

Catellus' annual meeting is scheduled for May 3, 2005. We anticipate beginning the proxy printing process in mid-March, and filing the definitive 2005 Proxy Materials with the Commission on or about March 31, 2005. Therefore, we would greatly appreciate receiving a response from the Staff as soon as possible before March 15, 2005.

Attached are six copies of the following:

- This letter;
- The Proposal, which was submitted on December 2, 2004 (Exhibit A);
- An email sent by the undersigned to the Proponents on December 20, 2004, requesting the voluntary withdrawal of the Proposal on the grounds that Catellus no longer owns the real property that is the subject of the Proposal (the "West Bluffs Property") (Exhibit B);

201 Mission Street, 2nd Floor, San Francisco, California 94105-1870 (415) 974-4500 FAX (415) 974-4550

- The press release issued by Catellus on November 23, 2004, announcing the sale by Catellus of certain non-core assets, including the West Bluffs Property (Exhibit C);
- The Grant Deed, which was attached to the undersigned's email referred to above, evidencing the transfer of the West Bluffs Property (Exhibit D);
- An email sent by Proponent Knight to the undersigned concerning the Proponents' timetable for responding to the undersigned's email referred to above, and the undersigned's reply to Proponent Knight's email (Exhibit E);
- The complaint filed on October 6, 2000, by the Sierra Club (whose Airport Marina Group is chaired by Proponent Knight), Spirit of the Sage Council, and Ballona Ecosystem Education Project against the California Coastal Commission and Catellus, as a real party in interest, in the San Francisco Superior Court, challenging approvals issued by the California Coastal Commission for the development of the West Bluffs Property (Exhibit F);
- A letter to Catellus dated July 19, 2002, signed by Proponent Knight as Chair of the Airport Marina Group of the Sierra Club, purportedly outlining a preliminary proposal for the "public acquisition" of the West Bluffs Property (Exhibit G); and
- A letter dated July 26, 2002, from Tom Marshall, an officer of Catellus, in reply to the letter referred to immediately above (Exhibit H).

In accordance with Rule 14a-8(j), concurrently with this submission, Catellus is providing the Proponents with a copy of each of the above documents in order to advise the Proponents of Catellus' intention to omit the Proposal from the 2005 Proxy Materials and the reasons for Catellus' position.

1. The Proposal

The Proposal seeks the following action by Catellus' Board of Directors:

"BE IT RESOLVED that the Shareholders request the Board of Directors to adopt a policy of eschewing projects that impact coastal zone resources, especially those that depart from its core business mission of developing and managing industrial property and, as a part of that policy,

1. cause the company to enter into good faith negotiations with federal representatives for an exchange of the West Bluffs with federal lands suitable for development of industrial property;

2. enter into a moratorium on further development of the West Bluffs until the land exchange negotiations conclude or the property is sold to a governmental entity or public trust.

3. to develop, implement and publish a formal written policy to consider impacts of proposed developments on coastal zone resources and Native American cultural and sacred sites."

2. Summary of Reasons for Excluding the Proposal

Catellus believes that the Proposal may be excluded from the 2005 Proxy Materials for the following reasons:

- Catellus lacks the authority and power to implement the Proposal because it no longer owns the West Bluffs Property (Rule 14a-8(i)(6));
- The Proposal relates to operations of Catellus that accounted for less than 5% of Catellus' total assets at the end of Catellus' most recent fiscal year and for less than 5% of its net earnings and gross sales for Catellus' most recent fiscal year and are not otherwise significant to Catellus' business (Rule 14a-8(i)(5));
- The Proposal is designed to further a personal or special interest, which is not shared by the other shareholders at large, in that the Proposal seeks to accomplish through the shareholder proposal process what has not been accomplished through Proponent's communications with Catellus management or through legal proceedings, i.e., preventing development of the West Bluffs Property (Rule 14a-8(i)(4)); and
- The Proposal deals with matters relating to ordinary business operations of Catellus, a real estate development company, in that the Proposal requests the Board of Directors to adopt a policy that would place restrictions on where, when and how Catellus could develop property (Rule 14a-8(i)(7)).

3. Catellus Lacks the Power and Authority to Implement the Proposal (Rule 14a-8(i)(6))

Rule 14a-8(i)(6) permits Catellus to omit the Proposal from the 2005 Proxy Materials because Catellus lacks the authority or power to implement the Proposal. At the heart of the Proposal are resolutions specifically seeking to force Catellus to negotiate with federal representatives for the exchange of the West Bluffs Property (which is entitled for residential development) for federal lands more suited to industrial development (which is part of Catellus' core business). The Proposal further seeks to halt development on the West Bluffs Property until such negotiations are concluded or the property is sold to a governmental entity or public trust.

Catellus no longer has the authority or power to cause such actions to be taken because it has transferred the West Bluffs Property to an affiliate of Farallon Capital Management, L.L.C. (the "Farallon Entity"), a company that is not controlled by Catellus. The transfer of the West Bluffs Property was part of a larger transaction involving the sale of a significant portion of Catellus' remaining urban and residential development assets. That transaction is described in a press release issued by Catellus on November 23, 2004, a copy of which is attached as Exhibit C. The Grant Deed evidencing the transfer of the West Bluffs Property, which was recorded in Los Angeles County, California on December 1, 2004, is attached as Exhibit D.

The Staff has invariably permitted companies to exclude shareholder proposals that seek to require companies to take actions that they do not have the contractual authority to take. *See, e.g.*, Sensar Corporation (May 14, 2001) and Safety 1st, Inc. ((February 2, 1998). In both Sensar and Safety 1st, the Staff concurred that a proposal which would require a company to breach existing contractual obligations may be excluded because a company would lack the authority or power to implement such a proposal. In addition, the Commission has acknowledged that exclusion may be justified where implementing the proposal would require intervening actions by independent third parties. Exchange Act Release No. 34-40018 (May 21, 1998) at note 20. *See, e.g.*, SCEcorp (December 20, 1995). In SCEcorp, the Staff concurred that a proposal that unaffiliated fiduciary trustees amend voting agreements may be excluded because it is beyond the power of the company to effectuate. Catellus no longer owns the West Bluffs Property and can no longer dictate the transfer, use or development of that property. Although Catellus has been engaged to act as development manager for the West Bluffs Property (as well as for the other non-core assets that were sold to the Farallon Entity), Catellus clearly lacks the authority to require the Farallon Entity to take any actions with respect to the West Bluffs Property.

We note that the Proposal includes a request that the Board of Directors adopt a policy relating to proposed developments on coastal zone resources and sacred Native American sites. This aspect of the Proposal is expressed in broad terms that, on the face of the Proposal, may appear to relate to matters beyond the West Bluffs Property. However, it is clear from Proponents' own statements in the first five background paragraphs of the Proposal, which purportedly establish the bases for the requested actions, that the Proponents' focus and concern are solely on the West Bluffs Property. (*See* Exhibit A.) Therefore, the Proponent's purported bases for such a policy have ceased to exist because of Catellus' transfer of the West Bluffs Property.

In light of the clear lack of authority and power on the part of Catellus to implement the Proposal because of the transfer of the West Bluffs Property, we initiated communications with the Proponents in an attempt to have them voluntarily withdraw the Proposal. However, in view of Proponents' delay in responding to our request, we had to proceed with the no-action process. (*See* Exhibits B and E.) We will notify the Commission if the Proponents do voluntarily withdraw the Proposal.

4. The Proposal Relates to Operations of Catellus That Accounted for Less Than 5% of Catellus' Total Assets at the End of Catellus' Most Recent Fiscal Year and for Less Than 5% of Its Net Earnings and Gross Sales for Catellus' Most Recent Fiscal Year and Are Not Otherwise Significant to Catellus' Business (Rule 14a-8(i)(5))

Under Rule 14a-8(i)(5), a company may exclude from its proxy materials a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." Catellus' total assets as of December 31, 2003 (the most recent fiscal year for which financial information is available) were $2.6 billion; its operating revenues for 2003 were $512 million; and its net earnings for 2003 were $235 million. The Proposal relates to the West Bluffs Property, which had a carrying value of $43.8 million as of December 31, 2003, with respect to which the Company produced no revenue in 2003, resulting in no net earnings in 2003.

Therefore, the West Bluffs Property accounted for less than 2% of Catellus' total assets at December 31, 2003 and accounted for 0% of Catellus' operating revenues and 0% of Catellus' net earnings in 2003. Catellus' 2004 financial statements are not yet available, but will not change the results of the five percent tests. The West Bluffs Property is also not otherwise significant to Catellus' business, and was in fact sold as part of a larger transaction involving the sale of a significant portion of Catellus' non-core assets. With the sale of the West Bluffs Property and the sale of property in Oceanside, California at the end of 2004, Catellus no longer has developments in the coastal zone referred to in the Proposal. Furthermore, with the sale of the West Bluffs Property, Catellus no longer has any developments that, to its knowledge, contain sacred Native American sites that have not already been addressed in the development process.

5. The Proposal Is Designed to Further a Personal or Special Interest, Which Is Not Shared by the Other Shareholders at Large (Rule 14a-8(i)(4))

Rule 14a-8(i)(4) permits Catellus to omit the Proposal from the 2005 Proxy Materials because the Proposal is designed to further a personal or special interest of the Proponents, which is not shared by the other shareholders at large. The Commission has noted that the purpose of Rule 14a-8(i)(4) is to "insure that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." *See* Exchange Act Release No. 34-20091 (August 16, 1983).

In the third background paragraph of the Proposal, the Proponents refer to the legal proceedings to which the West Bluffs Property is subject. (*See* Exhibit A.) (We note that Proponents' description of the legal proceedings is not entirely accurate. For example, as a result of a recent California Supreme Court ruling in favor of Catellus in one of the lawsuits, the West Bluffs Property is subject to two, not three, pending cases.)

One of the lawsuits was filed on October 6, 2000, by the Sierra Club, Spirit of the Sage Council, and Ballona Ecosystem Educational Project against the California Coastal Commission and Catellus, as a real party in interest, in the San Francisco Superior Court, challenging approvals issued by the California Coastal Commission for the development of the West Bluffs Property. (*See* the complaint attached as Exhibit F.) Proponent Knight has indirectly been involved in this lawsuit through her role as a member of the Sierra Club, one of the named plaintiffs, and as Chair of its Airport Marina Group. Additionally, in that role, Proponent Knight has also actively been involved in efforts to thwart the development of the West Bluffs Property through other means, including efforts to facilitate an exchange of the West Bluffs Property for federal lands or to facilitate some other form of "public acquisition" of the West Bluffs Property. (*See, e.g.,* Exhibits G and H.)

Like Proponent Knight, Proponents Franklin and Patricia Dey have a special interest in preventing the development of the West Bluffs Property. It is noteworthy that Proponents Franklin and Patricia Dey reside on a street that forms a significant portion of the eastern boundary of the West Bluffs Property and, therefore, the development of the West Bluffs Property will have a direct impact on these Proponents.

The legal proceedings have delayed, but have not been successful in preventing, the development of the West Bluffs Property. Similarly, the Proponents' efforts to bring about an exchange of the West Bluffs Property for federal lands, or some other form of public acquisition of the West Bluffs Property, failed to produce a definitive proposal for such public acquisition. (We note that, contrary to the Proponents' assertion in the Proposal, Catellus remained willing to negotiate for such a public acquisition, but no definitive proposal was ever offered.) Since the Proponents' other courses of actions have failed to halt the development of the West Bluffs Property, the Proponents now seek to use the shareholder proposal process as the forum for advancing their special interest of halting development of the West Bluffs Property.

As noted in Part 3 above, although the Proposal on its face may appear to relate to matters beyond the West Bluffs Property, it is clear from the Proponents' own statements in the Proposal that the Proponents' focus and concern are solely on the West Bluffs Property, rather than on broader matters that might be of interest to shareholders at large. The Commission has noted that a shareholder proposal phrased in broad terms may be omitted from a company's proxy materials if it is clear from the facts that the proponent is using the proposal as a tactic designed to further a special interest. *See* Exchange Act Release No. 34-19135 (October 14, 1982). The Staff has consistently permitted the exclusion of shareholder proposals that are designed to further special interests, which are not shared by shareholders at large. *See, e.g.*, Schlumberger Limited (August 27, 1999), in which the Staff permitted the exclusion of a proposal seeking to further the same interests of the proponent that a company controlled by him sought to advance in a lawsuit that was decided against that company. *See also* Sara Lee Corporation (August 10, 2001); and CBS Corporation (March 4, 1998).

6. The Proposal Deals with Matters that Relate to Ordinary Business Operations (Rule 14a-8(i)(7))

Rule 14a-8(i)(7) permits Catellus to omit the Proposal from the 2005 Proxy Materials because the Proposal deals with matters that relate to Catellus' ordinary business operations. In Exchange Act Release No. 34-40018 (May 21, 1998), the Commission notes that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." This release further states that "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight...the second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Proposal requests that the Board of Directors of Catellus adopt "a policy of eschewing projects that impact coastal zone resources, especially those that depart from its core business mission of developing and managing industrial property...." (We note that, as announced in a press release issued by Catellus on March 3, 2003, it was not Catellus' intention, contrary to what the Proposal may imply, to dispose of its residential and urban assets immediately in connection with its conversion to a real estate investment trust, or REIT. Rather, as stated in that press release, the plan was for Catellus to "transition its operating strategy to focus increasingly on industrial real estate." That press release goes on to state that it was Catellus' plan "to continue its mixed-use development projects currently underway." That press release also indicates that Catellus' plan was to strategically apply its proven development skills and to recycle surplus capital from its urban and residential activities back into its core industrial business.)

Catellus is a real estate development company, and the complex process of deciding where, when and how to develop property involves ordinary business matters that are not appropriate for shareholder oversight. The Staff has consistently permitted the exclusion of shareholder proposals that similarly have sought to subject ordinary business operations to shareholder oversight. In Minnesota Corn Processors, LLC (April 3, 2002), the Staff permitted the exclusion of a proposal that would have placed restrictions on where the company could build a new corn processing plant because decisions relating to the location of plants involve ordinary business matters. Similarly, in Sears Roebuck & Co. (March 6, 1980), the Staff relied on the ordinary business exclusion to permit the omission of a proposal requesting that Sears adopt a policy favoring the development of stores within central business districts over the development of suburban stores.

In addition, the Staff has consistently treated questions of how to utilize a specific asset of a corporation as a matter relating to that corporation's ordinary business operation. For example, in Philadelphia Suburban Corporation (March 10, 2003), the Staff permitted the exclusion of a proposal that would have placed restrictions on the land use of a particular property of the company. Also, in Pennsylvania Enterprises, Incorporated (April 12, 1985), the Staff permitted the exclusion of a proposal that would prohibit the company from selling, leasing or otherwise conveying or developing its watershed lands because it dealt with a matter relating to the company's ordinary business operations – the management of the company's land holdings. Similarly, in Martin Marietta Corporation (February 17, 1981), the Staff permitted omission of a proposal relating to the company's sand dunes as a matter relating to the conduct of the ordinary business operations of the company because it dealt with the specific use of certain property owned by the company. In each of these cases, the shareholder proposal sought to place restrictions on the companies that are analogous to the restrictions the Proposal would impose on Catellus. The Proposal directs the Board to make specific decisions about the West Bluffs Property and its use. Even if Catellus still had control over the West Bluffs Property, which it does not, decisions with respect to a single property are not ones about which shareholders would be in a position to make an informed judgment, are matters over which management must retain ultimate responsibility, relate to managing normal business operations, and should only be made by persons who possess adequate information to make well-informed decisions.

We acknowledge that in Exchange Act Release No. 34-40018 (May 21, 1998), the Commission noted that shareholder proposals relating to ordinary business operations that focus on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals transcend day-to-day business maters and raise policy issues so significant that it would be appropriate for a shareholder vote. Catellus believes, however, that such exception to the ordinary business exclusion does not apply to the Proposal. As we noted in Part 4 above, although the Proposal includes a request that the Board of Directors adopt a policy relating to proposed developments on coastal zone resources and sacred Native American sites, it is clear from Proponents' own statements that the Proponents' focus and concern are solely on the West Bluffs Property. With the sale of the West Bluffs Property and the sale of property in Oceanside, California at the end of 2004, Catellus no longer has developments in the coastal zone referred to in the Proposal. Furthermore, with the sale of the West Bluffs Property, Catellus no longer has any developments that, to its knowledge, contain sacred Native American sites that have not already been addressed in the development process.

7. Conclusion

Based on the foregoing discussion, Catellus believes that it may omit the Proposal from the 2005 Proxy Materials under Rules 14a-8(i)(6), 14a-8(i)(5), 14a-8(i)(4), and 14a-8(i)(7).

* * * * *

Please acknowledge receipt of this letter by date stamping the additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions or would like any additional information concerning this matter, please do not hesitate to call the undersigned at 415-974-4553.

Thank you for your attention to this matter.

Very truly yours,

Willie C. Bogan

Willie C. Bogan
Vice President, Associate General Counsel
and Assistant Secretary

Enclosures

cc: Mary K. Knight (with enclosures)
Franklin and Patricia Dey (with enclosures)

SHAREHOLDER RESOLUTION FOR 2005 ANNUAL MEETING OF CATELLUS DEVELOPMENT CORPORATION

WHEREAS, in 1997, Catellus purchased a 44-acre undeveloped parcel in Los Angeles for the development of a residential subdivision known as the West Bluffs. Catellus has since altered its business plan and no longer is in the residential home business. Its primary business is the management and development of industrial properties. Although site preparation is underway, construction has not begun on any of the proposed 114 homes on the West Bluffs project,

The West Bluffs are partly within the California Coastal Zone and abut coastal wetlands. The West Bluffs represent rare and irreplaceable open space and natural habitat resources. It is the only undeveloped portion of the Westchester Bluffs; it is the only undeveloped upland habitat to the contiguous Ballona Wetlands, which are owned by the State of California. The West Bluffs is of environmental and recreational significance, and is a Registered Sacred Site of the Gabrielino Tongva Indians. Prehistoric Native American artifacts and graves dating back 9,000 years have been uncovered on the bluff top. The site forms an important buffer between the wetlands and urban encroachment. Thus, the West Bluffs project impacts coastal resources.

Catellus has been the defendant or real party in interest in four law suits arising out of the West Bluffs project. Pending are a federal action and a pair of state court actions currently before the California Supreme Court. Legal actions have delayed the project, and created substantial legal costs, interest payments, and carrying charges.

Numerous neighborhood & councils, environmental & conservation organizations, and elected officials are on record in support of preserving the West Bluffs as natural open space. Representatives of the federal government, including Members of Congress, have approached the company about a land exchange involving the West Bluffs and federal lands, including opportunities in the fast-growing Las Vegas metropolitan area. The Company, however, declined to negotiate.

WHEREAS WE BELIEVE that the divestiture by the Company of the West Bluffs to a public trust for permanent use as open space preserves coastal resources and increases long-term shareholder value by increasing efficiency, focusing on core competencies, reducing litigation, and enhancing public image.

BE IT RESOLVED that the Shareholders request the Board of Directors to adopt a policy of eschewing projects that impact coastal zone resources, especially those that depart from its core business mission of developing and managing industrial property and, as a part of that policy,

1. cause the company to enter into good faith negotiations with federal representatives for an exchange of the West Bluffs with federal lands suitable for development of industrial property;
2. enter into a moratorium on further development of the West Bluffs until the land exchange negotiations conclude or the property is sold to a governmental entity or public trust.
3. to develop, implement and publish a formal written policy to consider impacts of proposed developments on coastal zone resources and Native American cultural and sacred sites.

Submitted by on 12-2-04 by

Mary K. Knight, Trustee
Katherine M. Knight Revocable Trust
And
Franklin and Patricia Dey, Comm Prop.

EXHIBIT B

From: Bogan, Willie
Sent: Monday, December 20, 2004 5:30 PM
To: 'Kathy.Knight@verizon.net'; 'Frank.Dey@comcast.net'
Subject: Catellus' Sale of West Bluffs Property

Ms. Knight and Mr. Dey,

This follows up our telephone conference on Friday, December 17, 2004, in which I advised you that Catellus has transferred the West Bluffs property to an affiliate of Farallon Capital Management, L.L.C. as part of a larger transaction involving the sale of non-core assets of Catellus. As I also advised you, the details of this transaction were reported in a Catellus press release dated November 23, 2004 (see www.catellus.com under "Investor Relations -- Press Releases"). As I also advised you, because Catellus no longer owns the West Bluffs property, it no longer has the power or authority to implement your stockholder proposal with respect to the proposed restrictions on the transfer, use and development of the West Bluffs property. As you requested, attached is an electronic copy of the Grant Deed in pdf format evidencing Catellus' transfer of the West Bluffs property, effective as of December 1, 2004.

This reiterates our request that you voluntarily withdraw your stockholder proposal in view of the fact that Rule 14(a)(8)(i)(6) under the Securities Exchange Act of 1934 provides that "the lack of power or authority to implement the proposal" constitutes a basis for excluding the proposal from the proxy statement. Please advise us by the close of business on Wednesday, December 22, 2004 whether or not you are willing to withdraw your stockholder proposal voluntarily. If you are not willing to do so, we will proceed with filing a no-action request with the SEC that will establish the bases for the exclusion of your shareholder proposal from the proxy statement.

Thank you for your consideration of our request.

Grant Deed.pdf

Willie C. Bogan
Catellus Development Corporation
Vice President and Associate General Counsel
201 Mission Street, 2nd Floor
San Francisco, California 94105
Tel: (415) 974-4553
Fax: (415) 974-4613

CATELLUS

NEWS RELEASE

FARALLON CAPITAL MANAGEMENT ACQUIRES CATELLUS NON-CORE ASSETS

Catellus to Act as Development Manager

SAN FRANCISCO (November 23, 2004) - Catellus Development Corporation (NYSE: CDX) announced today that an affiliate of San Francisco-based Farallon Capital Management, L.L.C. ("Farallon") has acquired a significant portion of Catellus' remaining urban and residential development assets. The $343 million purchase price consists of $69 million in cash and approximately $274 million in debt financed by Catellus subsidiaries that is secured by the assets sold. Catellus expects to generate approximately $36 million of additional revenue from the debt financing. Farallon has engaged a Catellus subsidiary to act as Development Manager for the assets. According to the terms of the Development Agreement, Catellus has the potential to earn approximately $78 million in development and incentive fees. In total, the projected revenues from the transaction — including interest, and development and incentive fees — could exceed $450 million.

Non-Core Assets Included in the Sale

- All of the remaining undeveloped land, infrastructure obligations, and outstanding infrastructure reimbursements receivables at Mission Bay, including parcels under contract for sale that have not yet closed, but excluding the 9.65-acre land parcel that Catellus recently announced it is negotiating to ground lease to University of California, and excluding all previously developed parcels (Avalon Bay I and II land leases, Mission Place land lease, GAP office building, and Glassworks commercial space);
- The last remaining undeveloped parcel and infrastructure obligations at Santa Fe Depot in San Diego;
- West Bluffs, a 114-unit single-family home development in the Westchester-Playa del Rey area of Los Angeles; and
- All of Catellus' interest in the residential project at Bayport, a 485-unit single-family home development in Alameda, including its joint venture interest and rights under the development agreement. The commercial development component in Alameda, on a site adjacent to Bayport, is not included in the sale.

Farallon's purchase includes certain land parcels subject to existing third party purchase and sale agreements totaling over $200 million. Catellus expects Farallon to close these transactions according to the terms of the existing purchase and sale agreements.

CATELLUS

"When we announced our decision to convert to a REIT in March 2003, we stated our intent to monetize our historic urban and residential assets and reinvest the capital into our core business," said Nelson C. Rising, chairman and CEO of Catellus. "With the completion of this transaction, we have accelerated significantly the progress we've been making toward reaching that goal. The transaction substantially reduces our risk exposure to these assets, achieves values in excess of book value, provides a near-term use of capital through our role as lender, and allows for potentially significant financial remuneration through our role as a fee developer. We think Farallon is the ideal party to be acquiring these assets; they bring experience, creativity, and flexible capital, allowing the development projects to proceed as originally planned and us to meet our stated goal."

As a condition of this transaction, Catellus is subject to limited and defined ongoing financial obligations for the assets sold. Catellus reserved for these financial obligations as part of the closing. In general, Catellus will continue to provide warranties for all prior development improvements, and Farallon will take responsibility for all future development obligations. It is anticipated that Farallon will contribute an additional $60 million of equity capital to the projects over the first six months for infrastructure costs and other obligations. As a result of this transaction, Catellus projects a gain for tax purposes of approximately $50 million.

Rocky Fried, managing member of Farallon Capital Management, L.L.C. states, "Farallon has been engaged in residential, commercial, and leisure property transactions since 1994. Our years of experience and flexible capital give us the unique ability to do large-scale transactions in relatively short periods of time. We are pleased to be working with Catellus in this transaction and to help them reach their goal."

Debt Financing Terms

The debt financing has a six-year term, includes annual amortization requirements, and has release price mechanisms requiring the loan be paid down as Farallon sells the assets. The assets involved in the transaction secure the debt financing. Catellus expects the debt financing to be fully repaid in less than three years. The interest rate accrues quarterly, at annual rates starting at 12 percent and declining to 10 percent over time, but requires mandatory interest payments of 6 percent per annum. The financing also includes upfront fees and prepayment penalties, and is expected to generate approximately $36 million in revenues over its life.

As part of preexisting purchase and sale agreements with third parties for approximately $200 million of potential sales (mentioned above), Catellus remains committed to providing debt financing to certain buyers at loan to value ratios of 60 percent to 80 percent, with terms ranging from one to two years, following the execution of those sales transactions by Farallon.

CATELLUS

Development Agreement Terms

Catellus will act as Development Manager for Farallon under a Development Agreement. Under the agreement, Catellus is entitled to approximately $37 million in base development management fees over a ten-year period, with timing based on revenues generated and expenses incurred. Also, under the agreement, Catellus has the potential to earn incentive fees of up to $28 million, based on the amount and timing of certain land sales at Mission Bay and West Bluffs, and a promoted interest of approximately $13 million in the event Farallon achieves returns in excess of 18 percent.

Impact on FFO

Catellus expects that the transaction will result in a slight increase in Core Segment FFO for 2004 due to development agreement fees and interest income from the debt financing, offset by less capitalized interest and general and administrative costs. The impact on Core Segment FFO for 2005 is not certain, at this time, due to the timing of principal payments and the effects of less capitalized interest and expenses.

Projected uses for the initial cash proceeds from the sale include taxes, a special dividend, and general business purposes. As a result of the saleand other taxable REIT subsidiary activities, Catellus anticipates declaring a special dividend in December 2004 of approximately $0.30-$0.45 per share that would be paid in January 2005. The actual amount is subject to Catellus Board of Directors approval, the financial condition and earnings of the company, and other factors, many of which are beyond the company's control.

Non-Core Assets Remaining After the Sale

- A 9.65-acre site entitled for approximately one million square feet of commercial development at Mission Bay that Catellus recently announced it is negotiating to ground lease to University of California. Upon commencement of the ground lease, the rent on the 99-year lease would be included in Catellus' rental portfolio. Final lease terms will be announced upon execution of the lease;
- The remaining development land at Los Angeles Union Station;
- Oceanside, a five-block land site in Oceanside, California, which is under contract to sell for an estimated $14 million;
- Parkway, a residential community development in Sacramento, California, which will be substantially complete by the end of the second quarter of 2005. Parkway has approximately $11 million of cash flow remaining;
- Serrano, a residential community development in Sacramento, California, which Catellus is currently negotiating to sell;

CATELLUS

- Mission Place at Mission Bay. As previously announced, Catellus and a joint venture partner entered into a contract to sell the leasehold interest in Mission Place from which Catellus expects to receive approximately $25 million. Catellus will continue to own fee interest in the land and include ground rent on the ground lease in its rental portfolio;
- Cash flow from tax increment bonds and profit participation at Victoria-by-the-Bay, a completed residential development in Hercules, California, that is expected to total $3.5 million annually by 2008, at full build-out, and grow annually through 2044, as property assessments increase;
- The two commercial components at Glassworks: Catellus has placed one component under contract to sell to one party and is negotiating the sale ofthe second component to another party for a total of approximately $8.6 million; and
- The Prop 10 building, an office building currently under construction at Los Angeles Union Station with a total projected cost of approximately $10 million, $7.1 million of which has been spent as "Urban, Residential, and Other Segment, Work-in-Progress", as of September 30, 2004.

About Catellus Development Corporation

Catellus Development Corporation is a publicly traded real estate development company that began operating as a real estate investment trust effective January 1, 2004. The company owns and operates approximately 40.7 million square feet ofpredominantly industrial property in many of the country's major distribution centers and transportation corridors. Catellus' principal objective is sustainable, long-term growth in earnings, which it seeks to achieve by applying its strategic resources: a lower-risk/higher-return rental portfolio, a focus on expanding that portfolio through development, and the deployment of its proven land development skills to select opportunities where it can generate profits to recycle back into its core business. More information on the company is available at www.catellus.com.

About Farallon®

Farallon Capital Management, L.L.C.® was founded in March 1986 by Thomas F. Steyer. Farallon® is based in San Francisco, California, and is a registered investment adviser with the U.S. Securities and Exchange Commission. The firm manages equity capital for institutions and high net worth individuals. More information regarding Farallon® may be found at www.faralloncapital.com.

Except for historical matters, the matters discussed in this release are forward-looking statements that involve risks and uncertainties. Forward-looking statements include, but are not limited to, statements about plans, opportunities, and development. We caution you not to place undue reliance on these forward-looking statements, which reflect our

CATELLUS

current beliefs and are based on information currently available to us. We do not undertake any obligation to publicly revise these forward-looking statements to reflect future events or changes in circumstances, except as may be required by law. These forward-looking statements are subject to risks and uncertainties that could cause our actual results, performance, or achievements to differ materially from those expressed in or implied by these statements. In particular, among the factors that could cause actual results to differ materially are: changes in the real estate market or in general economic conditions, including a worsening economic slowdown or recession; non-renewal of leases by tenants or renewal at lower than expected rates; difficulties in identifying properties to acquire and in effecting acquisitions on advantageous terms and the failure of acquisitions to perform as we expect; our failure to divest of properties on advantageous terms or to timely reinvest proceeds from any such divestitures; our failure to qualify and maintain our status as a real estate investment trust under the Internal Revenue Code; product and geographical concentration; industry competition; availability of financing and changes in interest rates and capital markets; changes in insurance markets; losses in excess of our insurance coverage; discretionary government decisions affecting the use of land, including the issuance of permits and acceptance of the design and construction of infrastructure improvements, and delays resulting therefrom; disputes related to and delays in the payment of bond reimbursements for infrastructure costs; changes in the management team; weather conditions and other natural occurrences that may affect construction or cause damage to assets; changes in income taxes or tax laws; environmental uncertainties, including liability for environmental remediation and changes in environmental laws and regulations; failure or inability of parties or third parties to fulfill their commitments or to perform their obligations under agreements; failure of parties to reach agreement on definitive terms or to close transactions; increases in the cost of land and construction materials and availability of properties for future development; limitations on, or challenges to, title to our properties; risks related to the financial strength of joint venture projects, co-owners, and owners for whom we provide development services; changes in policies and practices of organized labor groups; shortages or increased costs of electrical power; risks and uncertainties affecting property development and renovation (including construction delays and cost overruns); other risks inherent in the real estate business; and acts of war, other geopolitical events and terrorists activities that could adversely affect any of the above factors. For further information, including more detailed risk factors, you should refer to Catellus Development Corporation's annual report on Form 10-K for the fiscal year ended December 31, 2003, and its report on Form 10-Q for the quarter ended September 30, 2004, filed with the Securities and Exchange Commission.

Contacts:
Margan Mitchell
VP Corporate Communication
Catellus Development Corporation
(415) 974-4616

Media Contact for Farallon®:
The Abernathy MacGregor Group
Steven Bruce / Kathleen Merrigan
(212) 371-5999

RECORDING REQUEST BY
WHEN RECORDED MAIL TO:

Pircher, Nichols & Meeks
1925 Century Park East, Suite 1700
Los Angeles, California 90067
Attn: Real Estate Notices
(SAC/SAG - 903297.1)

MAIL TAX STATEMENTS TO:

FOCIL HOLDINGS, LLC
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
Attn: Seth Hamalian

First American Title Guaranty Company hereby certifies that the within instrument is a true and correct copy of the original instrument recorded in the office of the recorder of the County of Los Angeles, State of California, on 12-1-04

Recorder's Serial No. 04-3107147

FIRST AMERICAN TITLE GUARANTY COMPANY

SPACE ABOVE THIS LINE RESERVED FOR RECORDER'S USE

GRANT DEED

RECORDING REQUEST BY
WHEN RECORDED MAIL TO:

Pircher, Nichols & Meeks
1925 Century Park East, Suite 1700
Los Angeles, California 90067
Attn: Real Estate Notices
(SAC/SAG - 903297.1)

MAIL TAX STATEMENTS TO:

FOCIL HOLDINGS, LLC
c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 1325
San Francisco, California 94111
Attn: Seth Hamalian

SPACE ABOVE THIS LINE RESERVED FOR RECORDER'S USE

GRANT DEED

THE UNDERSIGNED GRANTOR DECLARES:

THE DOCUMENTARY TRANSFER TAX IS NOT FOR PUBLIC RECORD.

FOR A VALUABLE CONSIDERATION, receipt of which is hereby acknowledged, CATELLUS RESIDENTIAL GROUP, INC., a California corporation, hereby GRANTS to FOCIL-WB, LLC, a Delaware limited liability company, the real property located in the County of Los Angeles, State of California, and more particularly described in Exhibit "A" attached hereto and made a part hereof, together with, all and singular, the tenements, hereditaments, easements, rights of way and appurtenances belonging or in anywise appertaining to the same, and the improvements thereon, subject to all matters of record.

[Signatures continued on next page]

IN WITNESS WHEREOF, the undersigned hereby executes this instrument as of the 22 day of November, 2004.

SELLER:

CATELLUS RESIDENTIAL GROUP, INC.,
a California corporation

By: [signature]

Name: ~~TED ANTENUCCI~~ Theodore R. Antenucci
Title PRESIDENT

STATE OF CALIFORNIA)
) SS.
COUNTY OF SAN FRANCISCO)

On November 10, 2004 before me, STEPHANIE SCHWAB a Notary Public in and for said County and State, personally appeared THEODORE R. ANTENUCCI personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature [signature]

STEPHANIE SCHWAB
Commission # 1457145
Notary Public - California
San Francisco County
My Comm. Expires Dec 19, 2007

SPACE FOR NOTARY SEAL OR STAMP

5089671 2 11/7/2004

Exhibit "A"

Legal Description

Real property in the City of Los Angeles, County of Los Angeles, State of California, described as follows:

PARCEL 1:

Lots 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47 and 48 of Block 9 of Tract No. 9167, in the City of Los Angeles, as per Map recorded in Book 172 Page 46 et. seq. of Maps, in the office of the County Recorder of said County.

Except therefrom all the mineral right and estate in each of said lots or parcels, together with the exclusive right to use the subsurface oil and gas formations for injecting, storing, and withdrawing natural gas therein and therefrom and for repressuring the same, without the right to go upon or use the surface of said lots or parcels or any part or portion thereof for any of said purposes, as reserved by the United States of America by Decree revesting title entered November 29, 1948, in Case No. 2454 Civil, United States District Court, a certified copy of which was recorded January 20, 1949 as Instrument No. 843 in Book 29212 Page 45, Official Records.

PARCEL 2:

Lots 1 through 121 inclusive of Tract No. 51122, in the City of Los Angeles, as per map recorded in Book 1286 Pages 17 to 28 inclusive of Maps, in the office of the County Recorder of said County.

EXCEPT therefrom an undivided half interest in and to all oil, gas and other hydrocarbon substances underlying said land, which exception and reservation does not include the right to enter upon said land for the purpose of developing or producing therefrom said oil, gas, and other hydrocarbon substances as reserved and excepted in the deed from Cletus H. J. Jollies to Hughes Tool Company, a corporation, recorded January 25, 1950 in Book 32073 Page 183 Official Records.

ALSO EXCEPT therefrom all the mineral rights and estate in each of said lots or parcels, together with the exclusive right to use the subsurface oil and gas formations for injecting, storing and withdrawing natural gas therein and therefrom and for repressuring the same, without the right to go upon or use the surface of said Lots or Parcels or any part or portion thereof for any of said purposes, as reserved by the United States of America by Decree revesting title entered November 29, 1948 in Case No. 2454 Civil, United States District Court, a certified copy of which was recorded January 20, 1949 in Book 29212 Page 45, Official Records, as Document No. 843.

ALSO EXCEPT a 1.25 interest in all oil, gas and other hydrocarbon substances and or minerals in, on, under or that may be produced from said land.

ALSO EXCEPT a 0.06884 interest in and all oil, gas and other hydrocarbon substances and/or minerals in, on, under or that may be produced from Lots 4 and 5 in Block 11.

ALSO EXCEPT one-half of all right, title and interest in and to all minerals, oil, gas and other hydrocarbon substances in and under said land, without any right of entry thereof, as reserved by Ellen Mindrup Gentry, in deed recorded November 15, 1946 as Document No. 1474, in Book 23926 Page 182, Official Records.

ALSO EXCEPT one-half of all right, title and interest in and to all minerals, oil, gas, and other hydrocarbon substances in and under said land but without any right of entry thereon, as reserved in the deed from The Beverly Hills National Bank and Trust Company, a corporation, recorded November 28, 1949 in Book 31573 Page 374, Official Records.

PARCEL 3
Easements appurtenant to Parcels 1 and 2 for the purposes and all incidents thereto set forth in and upon the terms and conditions contained in that certain agreement entitled "Restated Drainage Improvements Easement Agreement" recorded June 10, 1997 as Instrument No. 97-867429 of Los Angeles County Official Records over and across the land described therein as Exhibit B.

PARCEL 4
Easements appurtenant to Parcel 2 for the purposes and all incidents thereto set forth in and upon the terms and conditions contained in that certain agreement entitled "Slope Support Easement Agreement" recorded February 15, 1989 as Instrument No. 89-247257 of Los Angeles County Official Records over and across the lands described therein as Schedule B.

APN: 4114-002-032 and 4114-002-033 and 4114-002-034 and 4114-002-035 and 4114-002-036 and 4114-002-037 and 4114-002-038 and 4114-001-007 and 4114-001-008 and 4114-001-009 and 4114-001-010 and 4114-001-011 and 4114-001-012 and 4114-001-013 and 4114-001-014, 4114-004-002, 4114-004-003, 4114-004-004, 4114-004-009, 4114-004-010, 4114-004-011, 4114-004-012, 4114-004-018, 4114-003-001, 4114-003-002, 4114-003-003, 4114-003-004, 4114-003-005, 4114-003-006, 4114-003-007, 4114-003-008, 4114-003-009, 4114-003-010, 4114-002-025, 4114-002-026, 4114-002-027, 4114-002-028, 4114-002-029, 4114-009-001

From: Bogan, Willie
Sent: Thursday, December 23, 2004 4:47 PM
To: 'Kathy Knight'
Subject: RE: Catellus' Sale of West Bluffs Property

Ms. Knight,

Thank you for the update. Unfortunately, due to the deadline for submitting to the SEC a no-action request to establish the bases for excluding your stockholder proposal from the proxy statement, we cannot wait until January 6 for your decision regarding the voluntary withdrawal of your proposal. Therefore, next week we will have to proceed with the no-action process.

-----Original Message-----
From: Kathy Knight [mailto:kathy.knight@verizon.net]
Sent: Thursday, December 23, 2004 3:37 PM
To: 'Bogan, Willie'
Subject: RE: Catellus' Sale of West Bluffs Property

Thursday, Dec. 22, 2004

Dear Mr. Bogan -

I said that I would get back to you today regarding your letter. Unfortunately, I have learned that Frank and Patty Dey are out of town for the Holidays until just after New Year's. I will contact them right after New Year's to discuss your email and our response.

At the very latest, we will get a response to you by Thursday, January 6th at the close of business. I will also be away from my email next week, but in contact by phone during the Holidays.

Have a Happy Holiday Season,

Sincerely,

Mary K. Knight
(310) 450-5961

EXHIBIT F

Craig A. Sherman (SBN 171224)
LAW OFFICE OF CRAIG A. SHERMAN
1901 First Avenue, Suite 335
San Diego, CA 92101
Tel: (619) 702-7892
Fax: (619) 702-9291

Attorney for Petitioners/Plaintiffs
SIERRA CLUB and SPIRIT OF THE SAGE COUNCIL

Frank P. Angel (SBN 113301)
Curtis M. Horton (SBN 176336)
LAW OFFICES OF FRANK P. ANGEL
10951 West Pico Boulevard, Third Floor
Los Angeles, CA 90064
Tel: (310) 470-9897
Fax: (310) 474-7083

Attorneys for Petitioner/Plaintiff
BALLONA ECOSYSTEM EDUCATION PROJECT

ENDORSED
FILED
San Francisco County Superior Court
OCT - 6 2000
GORDON PARK-LI, Clerk
BY: MONICO SD. MATEO, JR.
Deputy Clerk

SUPERIOR COURT OF THE STATE OF CALIFORNIA

IN AND FOR THE COUNTY OF SAN FRANCISCO

SIERRA CLUB, SPIRIT OF THE SAGE COUNCIL, and BALLONA ECOSYSTEM EDUCATION PROJECT,

Petitioners/Plaintiffs,

v.

CALIFORNIA COASTAL COMMISSION, and DOES ONE through FIVE, Inclusive,

Respondents/Defendants.

CITY OF LOS ANGELES, CATELLUS RESIDENTIAL GROUP, and DOES SIX through TEN, Inclusive,

Real Parties in Interest/ Defendants.

Case No. 315686

PETITION FOR WRIT OF MANDATE AND COMPLAINT FOR DECLARATORY AND INJUNCTIVE RELIEF

03356651

I.

INTRODUCTION

1. Petitioners/plaintiffs Sierra Club, Spirit of the Sage Council, and Ballona Ecosystem Education Project (collectively, "Petitioners") challenge the legal validity of the decision on August 7, 2000 of respondent/defendant California Coastal Commission ("Coastal Commission") to approve dual coastal development permit no. A-5-PDR-00-077 and 5-99-329 ("Coastal Permit") for a project of real party in interest/defendant Catellus Residential Group ("Catellus"), proposing construction of a 114-lot single-family residential development on a 44.69 acre site ("West Bluffs Project" or "Project"), including 11.95 acres within the coastal zone. The Project site is the last remaining undeveloped coastal bluff overlooking the Ballona Wetlands in the Westchester-Playa del Rey neighborhood of real party in interest/defendant City of Los Angeles ("City").

2. The Coastal Permit allows a 70-foot wide entrance road to be cut up through the bluff face, and substantial grading along the entire bluff edge to create a drainage setback area around the Project. The Project also fills a natural landform known as Hastings Canyon and grades the entire bluff top for the development. Substantial Project grading takes place within the area qualified as environmentally sensitive habitat area ("ESHA") and/or ecological support area ("ESA") under the California Coastal Act of 1976 (Pub. Resources Code, § 30000 et seq.) ("Coastal Act").

3. The Coastal Commission prejudicially abused its discretion in approving the Coastal Permit, in that:

(a) The Coastal Commission failed to proceed according to law when it approved the Coastal Permit without findings of fact and reasoning to support its decision, as required by the Coastal Act, Code of Civil Procedure section 1094.5, subdivision (b), and California decisional law;

(b) The evidence in the record of the Coastal Commission's administrative proceeding fails to substantiate consistency of the Project with the coastal resources planning and management policies and development standards of Chapter 3 of the Coastal Act, including protection of ESHAs, ESAs, coastal zone access, recreational uses, and scenic views, and minimization of natural land form alterations; and

(c) The Coastal Permit application was considered and approved while Catellus' proposal for an adjustment to the coastal zone boundary on the Project site was pending, in violation of Coastal Commission regulations (Cal. Code Regs., title 14, § 13053.4, subd. (c)).

4. Petitioners request relief in the form of alternative and peremptory writs of mandate ordering the Coastal Commission to set aside its approval of the Coastal Permit, and to scrupulously carry out its public duties under the Coastal Act, Code of Civil Procedure section 1094.5, subdivision (b), and the Coastal Commission's own administrative regulations (Cal. Code Regs., title 14, § 13001 et seq.). Petitioners further request

that this Court make a declaration of the respective laws applicable to the West Bluffs Project and other development within the California coastal zone, concerning the making and adoption of legally relevant findings of fact and reasoning supportive of the Coastal Commission's determinations on coastal development permit applications, at the time of such determinations; and otherwise order that the Coastal Commission proceed in the manner required by law as alleged and set forth herein.

II.

GENERAL ALLEGATIONS

5. Petitioners are a coalition of not-for-profit environmental public interest groups known as the SIERRA CLUB, SPIRIT OF THE SAGE COUNCIL, and BALLONA ECOSYSTEM EDUCATION PROJECT, formed, existing and operating within the State of California and Counties of Los Angeles and San Francisco for the purpose of protecting the quality of life and the environment in the State of California and around the Playa del Rey, Westchester, Marina del Rey areas of the City Los Angeles. The members of Petitioners reside near, regularly use, and continue to benefit from passive and active recreation uses in and around the Project site, including but not limited to hiking, wildlife viewing, and enjoying scenic views to and from the project site, in the area of the City of Los Angeles where the West Bluffs Project is located.

6. Respondent/defendant CALIFORNIA COASTAL COMMISSION is

an agency of the State of California, established and organized pursuant to Chapter 4 of the Coastal Act (Pub. Resources Code, § 30300 et seq.), with main offices in the County of San Francisco. The Coastal Commission, through its elected officials, is responsible for implementation and enforcement of the Coastal Act as applied to the herein challenged decision approving the Coastal Permit.

7. Real party in interest/defendant City of Los Angeles is a charter city under the laws of the State of California. The West Bluffs Project is within the City's coastal zone area subject to dual permit jurisdiction under the Coastal Act and the Coastal Commission's regulations, whereby any development located in that area which receives a local coastal development permit from the City, as the Project did, must also obtain a permit from the Coastal Commission. (Pub. Resources Code, § 30601; Cal. Code Regs., title 14, § 13307.)

8. Real party in interest/defendant CATELLUS RESIDENTIAL GROUP is an unknown business entity doing business within and with main offices located within the County of San Francisco, which owns or plans to develop the real property which is the subject of this litigation, and therefore has received or will receive benefits which may be adversely affected by this action. Catellus is the permit applicant in this action.

9. Petitioners are ignorant of the true names and capacities of respondents, defendants and real parties in interest sued herein as DOES ONE through TEN, inclusive, and

therefore sues these said parties by such fictitious names. Petitioners will amend this Complaint to allege their true names and capacities when ascertained.

10. The subject property of this lawsuit, the Project site, is a planned merger and subdivision of parcels comprising a 44.69 acre bluff top and bluff face overlooking the Ballona Wetlands and the Marina del Rey area of the City of Los Angeles, and is bound by Lincoln Boulevard to the east, 80th Street and Rayford Drive on the south, 81st Street on the southeast, and Berger Avenue on the southwest.

11. This lawsuit has been commenced within the time limits imposed for actions under the Code of Civil Procedure and Public Resources Code and as made applicable to the action of the Coastal Commission by its statutory code, adopted regulations, and the general laws of this State.

12. Venue and jurisdiction in this Court are proper pursuant to the Code of Civil Procedure and Public Resources Code provisions for a matter relating to a decision of a state agency, since both the main offices of the decision making body, Coastal Commission, and real party in interest/defendant Catellus, are located in the same county as this Court, and are within the Court's jurisdiction.

13. Petitioners, by and through themselves, their legal counsel, their members, and through other residents and citizens of the greater Westchester, Playa dey Rey and Los Angeles area, have made oral and written comments and have been present and

participated in the public hearings and meetings and raised each of the legal deficiencies asserted in this Petition for Writ of Mandate and Complaint for Declaratory and Injunctive Relief, and have thereby exhausted available administrative remedies which they were required to pursue. All other requests of the Coastal Commission, having been previously made, would be futile.

14. Petitioners have performed all conditions precedent to filing this action by complying with the requirements of the California Code of Civil Procedure and Public Resources Code, and have no plain, speedy and adequate remedy at law.

15. When enacting the Coastal Act, the state legislature found that the California coastal zone is a distinct and valuable natural resource of vital and enduring interest to all the people, and sought to protect its ecological balance and prevent its further deterioration. (Pub. Resources Code, § 30001.) By approving the Coastal Permit for the West Bluffs Project, the Coastal Commission failed to fulfill basic legislative goals for the coastal zone, and breached the public duties imposed on it by the Coastal Act and its own regulations. Absent the relief prayed for in this pleading, important coastal resources, including an ESHA, and important coastal access and recreation benefits protected by the Coastal Act, will be lost to future generations.

16. In prosecuting this proceeding, Petitioners are acting on behalf of present and future residents of, and visitors to, the California coastal zone and Ballona Wetlands, and seek

enforcement of important rights affecting the public interest.

III.

FACTUAL AND PROCEDURAL BACKGROUND GIVING RISE TO THIS ACTION

A. The Project Coastal Bluffs are Environmentally Sensitive Habitat Areas and/or Ecological Support Areas

17. On or about October, 1983 the Coastal Commission, as supported by the trustee agency California Department of Fish and Game ("CDFG"), considered and determined that the Marina del Rey/Ballona Land Use Plan submitted by the County of Los Angeles was proper in designating the entire approximately 12-acre bluff face of the Project an ESHA and/or ESA under Public Resources Code section 30240. The Coastal Commission and the CDFG determined that the evidence, and scientific conclusions based on that evidence, supported this determination. The record does not show that the CDFG ever changed its scientific conclusions or that the science was ever subsequently disputed by the Coastal Commission.

18. Later, on or about January 12, 1984, the Coastal Commission decided to eliminate this 12-acre portion of the bluff face from the ESHA/ESA designation, as a trade-off in exchange for ESHA designation of the same amount of acreage in the wetlands below the bluff. Petitioners are informed and believe that the predecessors-in-interest to Catellus (Summa Corporation/Howard Hughes Realty) donated 12 acres of land in the wetlands below the bluff in exchange for this change in ESHA/ESA designation so that Summa Corporation's 12-acre

property on the bluff face would be buildable as a residential development. As a result, Coastal Commission staff improperly discounted the value of the bluff face upland habitat and developed erroneous findings to support the ESHA elimination and swap-out.

B. Project Processing through the City of Los Angeles

19. On or about December 18, 1991, environmental review for the Project was initiated with the City for the development of a 121-home residential subdivision. The preparation and review of an environmental impact report (EIR No. 91-0675-SUB(CDP)(PP)) identified numerous significant adverse impacts which would result, after imposing mitigation measures, from an almost identical development footprint to the instant challenged West Bluffs Project. Following approval of the EIR and recommendations for design revisions, the applicant never re-submitted the project for final approval.

20. On February 24, 1999 the Los Angeles City Council considered and approved a revised 119-home subdivision following appeal from the January 28, 1999 decision of the City Planning Commission and the prior consideration and appeal of the December 9, 1998 decision of the City Advisory Agency. The City Council's February 24, 1999 decision encompassed approval of a subdivision (Tentative Tract Map 51122), coastal development permit (CDP 93-019), and a subsequent environmental impact report (SEIR) incorporating the previously approved 1994 environmental impact report (EIR No. 91-0675-SUB(CDP)).

21. On or about January 11, 2000, the City Board of Zoning Appeals, following an August 10, 1999 denial and rejection of the previous 119-home project by the Coastal Commission, considered and approved a revised 114-home subdivision and application for coastal development permit no. CDP 99-016, after appeal from the November 11, 1999 decision of the City Zoning Administrator and the prior consideration by the City Advisory Agency, on November 4, 1999.

C. Action by the California Coastal Commission

22. On August 10, 1999 the Coastal Commission, based upon its original jurisdiction over coastal development permit no. 5-99-151 and de novo appellate review of local coastal development permit no. A-5-PDR-99-130, and following its prior finding of "substantial issues" on Petitioner's and the Coastal Commission's own appeal of the City's issuance of the Project coastal development permit no. 93-019, refused to grant a coastal development permit for the Project and overturned the City's issuance of coastal development permit no. 93-019. The Commission did not adopt findings and rejected the proposed findings and recommendations set forth in the Commission staff report prepared for the August 10, 1999 hearing.

23. Twenty-one days later, on August 31, 1999, Catellus resubmitted an application for a Project coastal development permit, no. 5-99-329, and requested therein a simultaneous consideration of its previously filed application for coastal zone boundary adjustment no. 1-98.

24. On August 7, 2000, the Coastal Commission, following its prior finding of "substantial issues" in Petitioners' and the Coastal Commission's own appeal of the City's issuance of the Project coastal development permit no. 99-016, and pursuant to its original jurisdiction over Catellus' application for coastal development permit no. 5-99-329, upheld the City's issuance of coastal development permit no. 99-016 and approved the dual Coastal Permit for the Project. The Commission once again did not adopt findings and rejected the proposed findings and recommendations in the Commission Staff Report prepared for the August 7, 2000 hearing.

D. Existing Related CEQA Litigation on the Same Project Not Being Adjudicated and Not Ripe for Review of Coastal Zone Resources under the Coastal Act

25. On March 26, 1999 Petitioner Spirit of the Sage Council filed a Verified Petition for Writ of Mandate and Complaint for Declaratory and Injunctive Relief (Los Angeles Superior Court, Case No. BC 207782) against the same parties as real parties in interest/defendants in this action, the City and Catellus, alleging in Petitioner's Third Cause of Action, among other things, that the subsequent environmental impact report (SEIR)[1], approved and certified by the City of Los Angeles on February 24, 1999, was legally deficient.

26. Claims regarding the legal sufficiency of the SEIR, with respect to Project compliance and consistency with the

---

1 *Pursuant to the California Environmental Quality Act (Pub. Resources*

mandatory and discretionary provisions of the Coastal Act, were not addressed and could not have been raised, due to ongoing consideration of those matters by the Coastal Commission which were to be later incorporated by reference into the SEIR. As of the date of the trial (hearing on the writ of mandate) in case no. BC 207782 and as of the date of filing of this instant action, no findings or CEQA determination have yet to be made or issued by the Commission as required by Commission regulations.

IV.

CLAIMS FOR RELIEF

FIRST CAUSE OF ACTION - WRIT OF MANDATE

(Decision To Approve Project and Issue Coastal Development Permit Not Supported By Required Findings; By Petitioners Against Respondent and All Real Parties in Interest)

27. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

28. Pursuant to the Coastal Act statute and decisional law of this state, the Coastal Commission is required to adopt and make findings which support its decision, including but not limited to specific findings regarding (1) conformity of the proposed development with Chapter 3 of the Coastal Act (Pub. Resources Code, § 30604), (2) whether the decision of the Coastal Commission will prejudice the ability of the local

---

Code, § 21000 et seq.) ("CEQA").

government to prepare a local coastal program (Pub. Resources Code, § 30604), and (3) independent judgment and compliance with CEQA (Cal. Code Regs., title 14, § 13096).

29. The decision of the Coastal Commission in support of granting a permit application is required to be accompanied by findings and written conclusions which set forth the findings of fact and the reasoning supporting the decision. (Cal. Code Regs., title 14, § 13096; Topanga Assn. for a Scenic Community v. County of Los Angeles (1974) 11 Cal.3d 506, 515.)

30. The August 7, 2000 decision approving the permit for the Project was not accompanied or supported by written findings as required by law. In fact, the only written Commission conclusions and findings of fact at the time of the decision where those findings prepared and submitted by the Coastal Commission staff, which were contrary to and not in support of the Coastal Commission's decision.

31. The failure to make and adopt written conclusions and findings of fact for the Coastal Permit, at the time of its approval, is a failure to proceed in the manner required by law and thus, a prejudicial abuse of discretion. (Code Civ. Proc., § 1094.5, subd. (b).) Any subsequent adoption of findings amounts to an improper post hoc rationalization for the Coastal Commission's decision under the Coastal Act and CEQA. (Cal. Code Regs., title 14, § 13096.)

32. As a result of the Coastal Commission's prejudicial abuse of discretion, as set forth above, a writ of mandate, as prayed for below, is indispensable.

SECOND CAUSE OF ACTION - DECLARATORY RELIEF

(By Plaintiffs Against All Defendants)

33. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

34. Petitioners are informed and believe that the Coastal Commission approves and makes decisions regarding coastal development permits, on a regular and consistent basis, without accompanied findings and conclusions, as was done for the approval of the West Bluffs Project.

35. Declaratory relief is proper in this action to delineate and clarify the parties' rights and liabilities and resolve, quiet, and stabilize an uncertain or disputed jural relation and prevent such a misapplication of the law from continuing to occur again in the future.

36. Without the grant of declaratory relief, as prayed for below, the Coastal Commission will continue to proceed in a manner not allowed by law and will continue in the future to take action outside of its authority resulting in harm to Petitioners, similarly situated public-interest organizations, permit applicants, and the greater interested citizens of the

State for whom this public interest litigation has been commenced.

THIRD CAUSE OF ACTION - WRIT OF MANDATE

(The Project and Permit Application Has Been Processed and Considered In a Manner Prohibited By Law; By Petitioners Against Respondent and All Real Parties in Interest)

37. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

38. It is a violation of the Coastal Act and the Coastal Commission's own regulations for the Coastal Commission to consider an application for a coastal development permit for a project during the same time that a request for an adjustment of the coastal zone boundary is pending before the Coastal Commission. (Cal. Code Regs., title 14, § 13053.4, subd.(c); Pub. Resources Code, § 30103, subd.(b).)

39. The Project description submitted with Catellus' application for a coastal development permit and approved by the City, contains numerous references to an element of the Project that would increase the area within the protected Coastal Zone by approximately 3.4 acres. The City considered and approved the Project on that basis.

40. During the time of the application for the Coastal Permit, the Coastal Commission had before it an application for a coastal zone boundary adjustment (State Case No. 1-98, filed July 15, 1998) requesting modification of the coastal zone to

place modified and graded bluff top and bluff canyon within the coastal zone

41. The concurrent consideration of applications for both a coastal development permit and an adjustment of the coastal zone boundary creates substantial conflict between the Project impacts to *current* non-coastal zone areas which are designated to become protected *future* coastal zone areas.

42. The reasons for the prohibition of such concurrent consideration (Cal. Code Regs., title 14, § 13053.4, subd.(c)) could not be more apparent under the circumstances of this Coastal Permit application. Substantial conflict exists and harm will result to the *future planned* coastal zone area as a result of the Project and the Coastal Commission's approval of its Coastal Permit.

43. By its Coastal Permit and boundary adjustment applications, Catellus seeks to grade inappropriately down the top of the coastal bluff to the *existing* edge of the coastal zone, then redesignate the graded bluff area as part of the planned coastal zone, thereby getting credit for allegedly *enhancing* coastal zone jurisdiction by 3.4 acres, when in reality it is destroying bluff top and bluff edge to maximize residential development and profit.

44. By its consideration of and decision on the Coastal Permit application, the Coastal Commission has failed to proceed in the manner required by law and thus, prejudicially abused its discretion. Accordingly, mandate relief as prayed for below is

indispensable.

FOURTH CAUSE OF ACTION - WRIT OF MANDATE

(Failure to Comply With the Coastal Resources Planning and Management Policies of Chapter 3 of the Coastal Act - View Impacts; By Petitioners Against Respondent and All Real Parties in Interest)

45. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

46. The Planning and Management Policies of Chapter 3 of the Coastal Act constitute the standards by which permissibility of proposed development is to be determined. (Pub. Resources Code, § 30200, subd. (a).) Where there is a conflict between the policies and standards, the conflict must be resolved in a manner most protective of significant coastal resources. (Pub. Resources Code, §§ 30200, subd. (b), 30007.5.) For coastal development permit applications which are before it, the Coastal Commission is entitled to consider impacts to coastal zone resources which arise from development occurring both inside and outside the Coastal zone. (Pub. Resources Code, §§ 30200, subd. (a), 30604, subd. (d); Cal. Code Regs., title 14, § 13050.5.)

47. The scenic and visual qualities of coastal areas shall be considered and protected as a "resource of public

importance." Permitted development is required to be sited and designed to protect views to and along the ocean and scenic coastal areas, to minimize the alteration of natural land forms, to be visually compatible with the character of surrounding areas, and should restore and enhance visual quality in visually degraded areas. (Pub. Resources Code, § 30251.)

48. Additionally, as a new residential development, the Project is required to be located within, contiguous with, or in close proximity to, existing developed areas so that it will not have a significant adverse effect on scenic coastal resources, either individually or cumulatively. (Pub. Resources Code, § 30250, subd. (a).)

49. New development, in highly scenic areas such as those designated by State and local government, shall be subordinate to the character of its setting. (Pub. Resources Code, § 30251.)

50. The coastal bluffs located in, or adjacent to the Project site, are in, near or adjacent to a highly scenic area and are thus considered to be a "sensitive coastal resource area." (Pub. Resources Code, § 30116, subd. (c).) The City has designated views from Culver Boulevard below the bluffs to be such that it is a scenic roadway consistent with the scenic highway laws of the State of California. (Los Angeles Municipal Code; Gov. Code, § 65302, subd. (h).)

51. The views from down below the Project in the coastal zone and from many vantage points from the north, northwest

and/or northeast, especially on Culver and Lincoln Boulevards, would be adversely and or significantly impacted from development of the Project.

52. Due to substantial grading and due to Catellus' failure to set the Project back from the bluff edge, Project development will result in significant impacts to scenic resources, as Catellus admits in the environmental impact reports prepared for the Project.

53. Any finding which the Coastal Commission may adopt that no significant impact to coastal resources exists, or that no further minimization of impacts can be made, or that mitigation measures are otherwise infeasible, is not supported by substantial evidence in the light of the whole record.

54. The statement of overriding considerations adopted for the Project, pursuant to CEQA, is not applicable to override the requirement that a development must conform to the Coastal Act in order for the Coastal Commission to approve a permit for the development.

55. As a result of the Coastal Commission's failure to support its August 7, 2000 decision to approve the Coastal Permit with legally adequate findings, based on substantial evidence in the light of the whole record, mandate relief, as prayed for below, is indispensable.

FIFTH CAUSE OF ACTION - WRIT OF MANDATE

(Failure to Comply With the Coastal Resources Planning and Management Policies of Chapter 3 of the Coastal Act - Coastal

Zone Access and Recreation Impacts; By Petitioners Against Respondent and All Real Parties in Interest)

56. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

57. The Planning and Management Policies of Chapter 3 of the Coastal Act constitute the standards by which permissibility of proposed development is to be determined. (Pub. Resources Code, § 30200, subd. (a).) Where there is a conflict between the policies and standards, the conflict must be resolved in a manner most protective of significant coastal resources. (Pub. Resources Code, §§ 30200, subd. (b), 30007.5.) For development permit applications which are before it, the Coastal Commission is entitled to consider impacts to the coastal zone resources which arise from project construction occurring both inside and outside the Coastal zone. (Pub. Resources Code, § 30604, subd. (d); Cal. Code Regs., title 14, § 13050.5)

58. The Coastal Act requires that new development provide public access from the nearest public roadway to and along the shoreline and coastal zone. (Pub. Resources Code, § 30212, subd. (a).) In implementing coastal access, the manner of public access depends on the facts and circumstances of each case, including, (1) topographical and geologic site characteristics, (2) capacity of the site to sustain use and at what level of intensity, (3) appropriateness of limiting public right to pass, (4) need to protect privacy of adjacent property owners. (Pub.

Resources Code, § 30214, subd. (a).)

59. Also pursuant to the Coastal Act, upland areas necessary to support coastal recreational uses shall be reserved for such uses, where feasible (Pub. Resources Code, § 30223), and coastal areas suited for water-oriented recreational activities that cannot be provided at inland water areas shall be protected for such uses (Pub. Resources Code, § 30220).

60. The development of the Project, through unnecessary and avoidable grading and filling of a natural coastal bluff canyon (Hastings Canyon), will result in the elimination of historic coastal zone access. This historic coastal access has also been a dedicated public right-of-way which stands to be permanently eliminated by the Project. The loss of this access will further eliminate passive and active wetland-related recreational uses and activities including but not limited to nature walks and nature viewing along a public right-of-way (Cabora Drive) bordering the Ballona Wetlands.

61. The Coastal Commission's decision approving the Coastal Permit allows the elimination of historic and originally proposed Project coastal zone access. The Commission staff has also acknowledged that the reasoning for eliminating the access through the historic coastal canyon - claimed by Catellus as the only method to eliminate a nuisance/erosive stormwater outlet - is not supported by the evidence. The grading and filling of Hastings Canyon is not necessary for development and feasible alternatives exist to permanently foreclosing the coastal zone

access.

62. Any finding which the Coastal Commission may adopt that no significant impact to coastal resources exists, or that no further minimization of impacts can be made, or that mitigation measures are otherwise infeasible, is not supported by substantial evidence in the light of the whole record.

63. The statement of overriding considerations adopted for the Project, pursuant to CEQA, is not applicable to override the requirement that a development must conform to the Coastal Act in order for the Coastal Commission to approve a permit for the development.

64. As a result of the Coastal Commission's failure to support its August 7, 2000 decision to approve the Coastal Permit with legally adequate findings, based on substantial evidence in the light of the whole record, mandate relief, as prayed for below, is indispensable.

SIXTH CAUSE OF ACTION - WRIT OF MANDATE

(Failure to Comply With the Coastal Resources Planning and Management Policies of Chapter 3 of the Coastal Act - Substantial Alteration of Coastal Bluff Natural Landforms, Requiring Construction of Protective Devices; By Petitioners Against Respondent and All Real Parties in Interest)

65. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set

forth herein.

66. The Planning and Management Policies of Chapter 3 of the Coastal Act constitute the standards by which permissibility of proposed development is to be determined. (Pub. Resources Code, § 30200, subd. (a).) Where there is a conflict between the policies and standards, the conflict must be resolved in a manner most protective of significant coastal resources. (Pub. Resources Code, §§ 30200, subd. (b), 30007.5.) For development permit applications which are before it, the Coastal Commission is entitled to consider impacts to the coastal zone resources which arise from project construction occurring both inside and outside the Coastal zone. (Pub. Resources Code, § 30604, subd. (d); Cal. Code Regs., title 14, § 13050.5)

67. Pursuant to the Coastal Act, new development shall not minimize risks to life and property in areas of high geologic, flood, and fire hazard or significantly destroy the site or surrounding area or in any way that requires the construction of protective devices that would substantially alter natural landforms along bluffs and cliffs. (Pub. Resources Code, § 30253, subds. (1) and (2).) Permitted development shall be sited and designed to minimize the alteration of natural landforms to protect views to and along the ocean and scenic coastal areas. (Pub. Resources Code, § 30251.)

68. The Coastal Act further requires that upland areas necessary to support coastal recreational uses shall be reserved for such uses, where feasible. (Pub. Resources Code, § 30223.)

69. The Project plans substantial cutting and grading through protected coastal zone bluffs for the construction of a road to serve the residential development. Alternative points of roadway access exist for the Project and the planned roadway destroying coastal bluffs is merely a "preferred" roadway alignment. The construction of said roadway is therefore an avoidable impact to a protected coastal resource, arising from substantial alteration of a natural coastal bluff landform.

70. In order to maximize the number of homes and profit made by the private development, the Project intends to grade and fill a natural coastal canyon thereby substantially altering views, eliminating public access, and requiring the construction of protective devices (contoured slopes and drainages, and retaining walls) along, inside, or adjacent to the coastal zone.

71. Risks to life and property have not been minimized due to the presence and failure to address known hazardous below-ground gases and substantial grading and alteration is being required due to Catellus desiring to build too close to bluff edges and refusing to consider a project design which sets homes farther away from coastal bluff edges and canyons.

72. The Commission staff has acknowledged that the reasoning for substantial landform alteration from grading, filling and constructing protective devices at or near the bluffs and historic coastal canyon - claimed by the applicant Catellus as the only method to eliminate a nuisance erosive stormwater outlet - is not supported by the evidence. The

substantial grading for building a road and for filling a coastal canyon is not necessary for development, and feasible alternatives exist.

73. Any finding which the Coastal Commission may adopt that no significant impact to coastal resources exists, or that no further minimization of impacts can be made, or that mitigation measures are otherwise infeasible, is not supported by substantial evidence in the light of the whole record.

74. The statement of overriding considerations adopted for the Project, pursuant to CEQA, is not applicable to override the requirement that a development must conform to the Coastal Act in order for the Coastal Commission to approve a permit for the development.

75. As a result of the Coastal Commission's failure to support its August 7, 2000 decision to approve the Coastal Permit with legally adequate findings, based on substantial evidence in the light of the whole record, mandate relief, as prayed for below, is indispensable.

SEVENTH CAUSE OF ACTION - WRIT OF MANDATE

(Commission Approval of a Development Permit is Improper Due to Protections Afforded Coastal Bluffs as Environmentally Sensitive Habitat or Support Areas; By Petitioners Against Respondent and All Real Parties in Interest)

76. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

77. The Planning and Management Policies of Chapter 3 of the Coastal Act constitute the standards by which permissibility of proposed development is to be determined. (Pub. Resources Code, § 30200, subd. (a).) Where there is a conflict between the policies and standards, the conflict must be resolved in a manner most protective of significant coastal resources. (Pub. Resources Code, §§ 30200, subd. (b), 30007.5.) For development permit applications which are before it, the Coastal Commission is entitled to consider impacts to the coastal zone resources which arise from project construction occurring both inside and outside the Coastal zone. (Pub. Resources Code, §§ 30200, subd. (a), 30604, subd. (d); Cal. Code Regs., title 14, 13050.5)

78. Pursuant to the Coastal Act, an "environmentally sensitive area" means any area in which plant or animal life or their habitats are either rare or especially valuable because of their special nature or role in an ecosystem and which could easily be disturbed or degraded by human activities and developments." (Pub. Resources Code, § 30107.5.)

79. Pursuant to the Coastal Act, an "environmentally sensitive habitat area" ("ESHA") shall be protected against any significant disruption of habitat values, and only uses dependent on those resources shall be allowed within those areas. (Pub. Resources Code, § 30240, subd. (a).)

80. Also pursuant to the Coastal Act, development in areas adjacent to environmentally sensitive habitat areas and parks and recreation areas shall be sited and designed to prevent impacts which would significantly degrade those areas, and shall

be compatible with continuance of those habitat and recreation areas. (Pub. Resources Code, § 30240, subd. (b).)

81. As part of the land use planning process involving the coastal bluffs located at the Project site, the bluffs were determined by the Coastal Commission and California Department of Fish and Game to qualify as an ESA and/or ESHA due to wetland adjacency, biological, and upland habitat values.

82. Later removal and de-designation of the qualification of the coastal bluffs as an ESA and/or ESHA was ineffective and had no legal effect due to the improper basis of eliminating and reclassifying the ESA/ESHA due to management concerns and trade-away value for protecting other wetland areas.

83. The evidence before the Coastal Commission supported the current ESA and/or ESHA designation previously determined, notwithstanding the somewhat degraded condition of the coastal sage scrub and natural bluffs.

84. The Coastal Commission staff analysis determined that the grading of the coastal zone bluffs and filling of a coastal canyon were avoidable impacts. Feasible options for avoidance existed, including but not limited to an alternative roadway access to the Project through the surrounding neighborhood and a re-routing of the Hastings Canyon stormwater outlet into the municipal drain system to eliminate erosive street runoff.

85. Any finding which the Coastal Commission may adopt that no significant impact to coastal resources exists, or that no further minimization of impacts can be made, or that mitigation measures are otherwise infeasible, is not supported

by substantial evidence in the light of the whole record.

86. The statement of overriding considerations adopted for the Project, pursuant to CEQA, is not applicable to override the requirement that a development must conform to the Coastal Act in order for the Coastal Commission to approve a permit for the development.

87. As a result of the Coastal Commission's failure to support its August 7, 2000 decision to approve the Coastal Permit with legally adequate findings, based on substantial evidence in the light of the whole record, mandate relief, as prayed for below, is indispensable.

EIGHTH CAUSE OF ACTION - WRIT OF MANDATE

(Failure to Comply with the California Environmental Quality Act, Cal. Public Resources Code §§ 21000 et seq.; By Petitioners Against Respondent and All Real Parties in Interest)

88. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 87 above, as though fully set forth herein.

89. In adjudicating coastal development permits, the Coastal Commission must proceed in compliance with CEQA and the CEQA Guidelines, except for the EIR requirement of Chapter 3 of CEQA. (Pub. Resources Code, §§ 21100-21108.) (Pub. Resources Code § 21080.5, subs.(a) (c); CEQA Guidelines, § 15251, subd. (c).)

90. By California Code of Regulations, title 14, section

13096, "[a]ll decisions of the commission relating to permit applications shall be accompanied by written conclusions about the consistency of the application...Public Resources Code Section 21000 and following [i.e. CEQA], and findings of fact and reasoning supporting the decision."

91. Under CEQA, the Commission had a duty to release and circulate its staff reports for public review and comment at least 30 days prior to any hearing on a coastal development permit (or major LUP amendment); perform an adequate environmental evaluation of the Project's impacts on natural landforms public recreation, views, and all other coastal zone resources; consult with all public agencies which have jurisdiction, by law, with respect to the Project; provide good faith and reasoned responses to public comments (including agency comments) raising significant environmental points; evaluate and impose all reasonable and feasible mitigation measures or project alternatives to minimize any significant project effect on the coastal zone environment; and adopt adequate findings of facts and reasoning supporting its decision under CEQA. (Pub. Resources Code, §§ 21002, 21080.5, 21081, 21091, subd.(a); CEQA Guidelines, §§ 15021, 15064, 15065, 15088, 15091, 15251, subds. (c), (f), 15252.)

92. The Commission released and circulated its staff reports less than two weeks prior to any Commission hearing on the Project; failed to perform a legally adequate environmental evaluation of the Project's impacts on coastal zone resources,

failed to consult with all public agencies which have jurisdiction, by law, with respect to the project; failed to provide good faith and reasoned responses to public comments (including agency comments) raising significant environmental points; failed to evaluate and impose all reasonable and feasible mitigation measures or project alternatives to minimize any significant Project's effect on the coastal zone environment; improperly relied on a review of alternatives in the City of Los Angeles EIR which failed to identify, and provide an adequate analysis of, reasonable and feasible alternatives to the Project, in design or relative to its configuration and planned traffic circulation, offering substantial environmental advantages over the Project proposal; and failed to adopt adequate findings of fact and reasoning supporting its decision under CEQA.

93. These shortfalls in the Coastal Commission's environmental review and decision making process constitute prejudicial abuses of discretion under CEQA and the Coastal Commission's own administrative regulations. Accordingly, administrative mandamus relief, as prayed for below, is proper.

NINTH CAUSE OF ACTION - INJUNCTIVE RELIEF

(Commission Approval of a Development Permit is Improper Due to Protections Afforded Coastal Bluffs as Environmentally Sensitive Habitat or Support Areas; By Petitioners Against Respondent and All Real Parties in Interest)

94. Petitioners hereby incorporate by reference and reallege paragraphs 1 through 26 above, as though fully set forth herein.

95. As a result of the Coastal Commission's violations of the Coastal Act, its own regulations, and Code of Civil Procedure section 1094.5, subdivision (b), and California decisional law, as described in the preceding causes of action, preliminary and permanent injunctive relief is indispensable to protect the public's rights under those laws; to avoid irreparable harm to, and irreversible loss of, significant public coastal zone access and public recreation benefits, biotic, scenic, archeological and other coastal resources existing on the Project site and in the Project area; and to prevent further breaches by the Coastal Commission of its public duties, all to the detriment of Petitioners, their members, and the visitors to the Marina del Rey/Ballona coastal zone.

WHEREFORE, Petitioners pray for relief as follows:

ON THE FIRST CAUSE OF ACTION

That the Court issue:

1. An alternative writ of mandate, commanding the Coastal Commission: (a) to set aside and void its decision of August 7, 2000, approving the Coastal Permit for the West Bluffs Project; (b) to refrain from approving development (as defined in Public Resources Code section 30106) on the Project site, unless the Coastal Commission first adopts legally relevant findings of

fact and reasoning supportive of its decision, and such findings are supported by substantial evidence in the light of the whole record establishing that such development is consistent with the coastal resources planning and management policies of Chapter 3 of the Coastal Act, and in compliance with CEQA; and that such development will not prejudice the City's ability to prepare a local coastal program that is in conformity with Chapter 3 of the Coastal Act; and (c) to take all further action as is especially enjoined upon the Coastal Commission by the Coastal Act, the Coastal Commission's administrative regulations, and California decisional law; or, in the alternative, to show cause why a peremptory writ of mandate should not issue;

2. A peremptory writ of mandate commanding the Coastal Commission: (a) to set aside and void its unauthorized and illegal order of August 7, 2000; (b) to refrain from approving development (as defined in Public Resources Code section 30106) on the Project site, unless the Coastal Commission first adopts legally relevant findings of fact and reasoning supportive of its decision, and such findings are supported by substantial evidence in the light of the whole record establishing that such development is consistent with the coastal resources planning and management policies of Chapter 3 of the Coastal Act, and in compliance with CEQA; and that such development will not prejudice the City's ability to prepare a local coastal program that is in conformity with Chapter 3 of the Coastal Act; and (c) to take all further action as is especially enjoined upon the

Coastal Commission by the Coastal Act, the Coastal Commission's administrative regulations, and California decisional law.

ON THE SECOND CAUSE OF ACTION

That the Court:

1. Determine and declare the nature and extent of the rights of Petitioners, their members, and the public, with respect to the Coastal Commission's legal duty to make and adopt legally relevant written findings of fact and reasoning supportive of its determination on any coastal development permit application, at the time of such a determination.

ON THE THIRD CAUSE OF ACTION

That the Court issue a peremptory writ of mandate commanding the Coastal Commission:

1. To set aside and void its decision to approve the Coastal Permit; and

2. To refrain from considering or approving development (as defined in Public Resources Code section 30106) on the Project site, unless the Commission has first considered and finally determined Catellus', or any, pending application for a coastal zone boundary adjustment within the Project site;

3. To take all further action as is especially enjoined upon the Coastal Commission by Public Resources Code section 30103, subdivision (b), and the Coastal Commission's administrative regulations.

ON THE FOURTH, FIFTH, SIXTH, AND SEVENTH CAUSES OF ACTION

That the Court issue a peremptory writ of mandate commanding the Coastal Commission:

1. To set aside and void its decision to approve the Coastal Permit;

2. To refrain from considering or approving development (as defined in Public Resources Code section 30106) on the Project site, unless the Coastal Commission first adopts legally relevant findings of fact and reasoning supportive of its decision, and such findings are supported by substantial evidence in the light of the whole record establishing that such development is consistent with the coastal resources planning and management policies of Chapter 3 of the Coastal Act, and in compliance with CEQA; and that such development will not prejudice the City's ability to prepare a local coastal program that is in conformity with Chapter 3 of the Coastal Act; and

3. To take all further action as is especially enjoined upon the Coastal Commission by the Coastal Act, the Coastal Commission's administrative regulations, and California decisional law.

ON THE EIGHTH CAUSE OF ACTION

That the Court issue a peremptory writ of mandate commanding the Coastal Commission:

1. To set aside and void its decision to approve the Coastal Permit;

2. To refrain from considering or approving development (as defined in Public Resources Code section 30106) on the Project site, unless the Coastal Commission releases and circulates all staff reports at least 30 days prior to any Commission hearing thereon; conducts an adequate environmental evaluation of the Project's impacts on the coastal resources, consults with all public agencies which have jurisdiction, by law, with respect to the Project; provides good faith and reasoned responses to public comments (including agency comments); evaluates and imposes all reasonable and feasible mitigation measures and/or project alternatives to minimize any significant Project effect on the coastal zone environment; and adopts adequate findings of facts and reasoning supporting its decision under CEQA; and

3. To take all further action as is especially enjoined upon the Coastal Commission by CEQA and the CEQA Guidelines.

ON THE NINTH CAUSE OF ACTION

That the Court:

1. Preliminarily and permanently enjoin the Coastal Commission from issuing the Coastal Permit for the Project, as approved; and

2. Preliminarily and permanently enjoin the City or Catellus from taking any actions to allow or carry out development on the Project site, pursuant to the Coastal Commission's decision of August 7, 2000 approving the Coastal Permit.

ON ALL CAUSES OF ACTION

That the court:

1. Retain jurisdiction until the writ of mandate has been fully complied with;

2. Award Petitioners reasonable attorneys' fees and out-of-pocket expenses pursuant to Code of Civil Procedure section 1021.5;

3. Award Petitioners the costs of suit; and

4. Grant Petitioners such other and further relief as the court may deem proper.

Respectfully submitted,

Dated: 10/5/00

LAW OFFICE OF CRAIG A. SHERMAN

By: [signature]
Craig A. Sherman
Attorney for Petitioners
SIERRA CLUB and SPIRIT OF THE SAGE COUNCIL

Dated: October 5, 2000

LAW OFFICES OF FRANK P. ANGEL
Frank P. Angel
Curtis M. Horton

By: [signature]
Curtis M. Horton
Attorneys for Petitioner
BALLONA ECOSYSTEM EDUCATION PROJECT

VERIFICATION

Plaintiffs and Petitioners in this action hereby verify this Petition for Writ of Mandate pursuant to California Code of Civil Procedure Section 446. The facts herein alleged are true of our own knowledge or based on information and belief. We declare under the penalty of perjury under the laws of California that the above foregoing is true and correct and that this verification was executed on the below stated dates in Los Angeles County, California.

Dated: October 5, 2000

Mary K. Knight
SIERRA CLUB
By: MARY K. KNIGHT
(authorized representative)

Dated: October 5, 2000

Mary K. Knight
SPIRIT OF THE SAGE COUNCIL
By: MARY K. KNIGHT
(authorized representative)

Dated: October 5, 2000

Rex Frankel
BALLONA ECOSYSTEM EDUCATION PROJECT
By: REX FRANKEL
(authorized representative)

SIERRA CLUB
FOUNDED 1892

Angeles Chapter

Mr. Tom Marshall, Senior Vice President
Catellus Residential Group
4000 Westerly Pl.
Newport Beach, CA 92660

July 19, 2002

Dear Mr. Marshall:

Pursuant to our phone conversation yesterday, I am sending you this preliminary proposal for a public acquisition of the West Bluff adjoining the Ballona Wetlands.

This proposal is a result of a sincere effort by the community to save this extremely rare and restorable ecosystem in Los Angeles for an educational laboratory for students to learn, and a cultural site for the Shoshone Gabrielino Indians. I realize that this proposal is late in getting to you, but we were not aware that Catellus was still open to the possibility of selling this land.

We ask that you hold off on grading until you have considered our proposal. The vernal pool area is particularly critical as habitat mitigation for LAX. Destruction of that area could impact one of our important funding sources.

What we want to emphasize, Mr. Marshall, is that we are very interested in working with you on a public acquisition, and we ask that you work with us towards this goal. I approached the Trust For Public Land in October, as I knew they had worked with Catellus in Santa Fe, New Mexico. They are interested in the West Bluff, but feel they have to complete the deal on the wetlands below, (also west of Lincoln Blvd.) before they could help us on the Bluff. Therefore, we are initiating this acquisition process ourselves.

The threat of grading this sensitive site is imminent, so we are sending this plan to you immediately. However, we will be working with other community members to send you supplemental information on a frequent basis. We are also sending this proposal to LAX and other appropriate government agencies in order to speed up a reply on their funding possibilities.

3435 Wilshire Boulevard, Suite 320 Los Angeles, CA 90010-1904 TEL: (213) 387-4287 FAX: (213) 387-5383 www.angeles.sierraclub.org

②

Please feel free to communicate with us. We are 100% sincere in our efforts to preserve this ecological treasure.

Thank you very much.

Sincerely,

Kathy Knight

Kathy Knight, Chair
AIRPORT MARINA GROUP
Mailing Address: 1122 Oak St., Santa Monica, CA 90405
(310) 450-5961

WEST BLUFF ACQUISITION PROPOSAL

By Airport Marina Group Sierra Club, Ballona Ecosystem Education Project, and Spirit of the Sage Council
July 19, 2002

GOALS:

Save the only natural bluff of the Ballona wetlands ecosystem in the City of Los Angeles.

Preserve the critical wetland-upland connection for the birds, mammals and reptiles that use this area as habitat.

Create a cultural site for the Shoshone Gabrielino Indians who have lost all their sacred sites in Los Angeles.

Create a living laboratory for local students at all levels to learn how to restore a vernal pool and coastal prairie ecosystem.

Protect rare coastal sage habitat along the bluff sides.

Provide open space walking access for Los Angeles residents who live in one of the most park-poor urban areas in the Country.

Establish an Annual Scholarship Program for students of ecological restoration

METHOD OF ACCOMPLISHING ACQUISITION GOALS:

1. Identify funding sources to acquire the land from Catellus Development Corp.
2. Specify an entity to accept the land and manage it in perpetuity as public trust land.
3. Engage community and political support for these goals.
4. Develop educational programs to carry out restoration of this ecosystem.
5. Make the bluff available to the Shoshone Gabrielino Nation for cultural ceremonies.
6. Celebrate accomplishing our mutual goals!

ACQUISITION FUNDING SOURCES

1) LAX – *Mitigation for Fairy Shrimp Habitat.*

The West Bluff vernal pool area is the preferred mitigation site for re-location of the endangered Riverside Fairy Shrimp found at LAX. This mitigation is supported by US Fish & Wildlife Service. LAX has expressed interest in purchasing at least part of the West Bluff for their mitigation.

Contacts:
LAX – Mr. James Ritchie, Deputy Executive Director, phone: (310) 417-2342
US Fish & Wildlife – Kevin Clark, phone: (760) 431-9440

2) Proposition 40 – This bond was passed by California voters in 2001 to help acquire sensitive habitat areas.

3) Propositions 12, & 13 Funds

4) Wildlife Conservation Board - This state funding agency has funds to acquire land for endangered species and habitat.

5) Federal Land and Water Conservation Fund and other federal funding sources.

6) Neighborhood Assessment District – This process has been used successfully in at least 40 places in California, and homeowners are currently voting for an assessment in the Santa Monica Mountains to preserve that habitat. The vote concludes on August 16, 2002.

7) Community donations – We want to raise some of the funding from community citizens, organizations, and foundations in order to make this a larger community buy-in effort.

8) Tax deductible donation by Catellus.

MANAGEMENT OF LAND

1) The West Bluff could be initially acquired and managed by the Habitat Trust. This land trust currently holds and manages several hundred acres of sensitive sage habitat in San Bernardino County. (See attached brochure)

2) Eventually the land could be managed by State Parks or a State Conservancy.

3) The Shoshone Gabrielinos would also be involved in the management as advisors.

4) Ecological restoration would be overseen by the California Native Plant Society. (See attached letter)

OTHER ITEMS THAT WOULD NEED TO BE DONE TO ACCOMPLISH ACQUISITION

1) Appraisal by MIA certified appraiser to establish the value of the land

2) Specify ecological value of land and benefit to the public.

ESTIMATED TIME FRAME TO ACCOMPLISH THE ACQUISITION:

6 months to 1 year

CATELLUS

July 26, 2002

Ms. Kathy Knight
Chair, Airport Marina Group
Sierra Club
1122 Oak Street
Santa Monica, CA 90405

Dear Ms. Knight:

Thank you for your letter of July 19, 2002. Although we don't doubt the sincerity of your proposal, we respectfully submit that, for the reasons set forth below, your "preliminary proposal" is both very little and much too late to be taken seriously.

As you know, the West Bluff property (the "Property") has been proposed for development since the early 1990s, first by our predecessor, Howard Hughes Realty, Inc. and since our acquisition of the property in late 1997, by us. Thus, for the past ten years there has been plenty of time and opportunity for your group and others to make serious proposals for "public acquisition" of the Property.

Furthermore, your proposal is, as you admit, "preliminary," with no definitive proposal for public acquisition. Catellus has had extensive experience in negotiating transactions for public acquisition and, based thereon, we believe that your estimated time frame for completing any acquisition of the Property - i.e., 6 months to 1 year –is totally unrealistic given how little progress has been made to date on a definitive proposal.

Most importantly, we wish to proceed with the Project because we firmly believe that it provides a number of significant Coastal Resource and Environmental benefits, including:

- Providing a system of parks and public trails along and within the Coastal Zone;
- Correcting drainage problems from off-site development (not related to our Project) which have already caused 14 acres of wetlands loss in the Ballona Wetlands due to silt deposits from such drainage;
- Restoring degraded coastal sage scrub and new habitat on the bluff face through a "state of the science" restoration program; and
- Dedicating as open space and relinquishing development rights of approximately 35 existing legal lots with realistic development potential on the bluff face.

4000 Westerly Place, Newport Beach, California 92660 (949) 442-1400 Fax (949) 442-1409

Ms. Kathy Knight
July 26, 2002
Page 2

In addition, the Project will contribute 114 single-family dwelling units to a part of the region identified by the Southern California Association of Governments to be jobs rich and housing poor, thereby helping to improve the jobs/housing balance in the area.

Finally, numerous myths and misstatements of fact about the environmental importance of the existing Project site and the environmental impacts of the Project have been made by your group and others throughout the entitlement and litigation process, including claims that there are Endangered Species on the Project site, that the bluff face constitutes an Environmentally Sensitive Habitat Area ("ESHA"), that the Project site contains critical raptor habitat, that the Project will destroy important cultural resources and that the Project's Habitat Restoration/Creation Plan has little chance of success. The facts in this regard are all contrary to such claims, as follows:

- There are no Endangered Species on the Project site, a conclusion concurred in by the California Department of Fish & Game, U.S. Army Corps of Engineers and the Coastal Commission.
- U.S. Fish & Wildlife protocol surveys were completed for the Pacific Pocket Mouse and Fairy Shrimp and no individuals of those species were found on the Project site.
- The value of the existing habitat on the bluff face is low and does not constitute an ESHA, a conclusion that was concurred in by biologists from the California Department of Fish & Game and the Coastal Commission.
- There is no vernal pool on the Project site.
- There is no critical raptor habitat on the Project site, a conclusion concurred in by biologists from the Department of Fish & Game and the U.S. Wildlife Service.
- Prior investigations of the known archeological sites on the Project site fully mitigated all potential impacts; nevertheless, the City imposed an extensive mitigation program per CEQA including remote sensing and Native American monitoring, and the Coastal Commission imposed a Special Condition that addresses any potential cultural resources discovered in the Coastal Zone.
- The Project's comprehensive Coastal Sage Scrub Restoration/Creation Plan has been prepared by Dr. Margot Griswold who has prepared and implemented numerous successful habitat restoration plans throughout Southern California. This Plan will have a net beneficial impact upon resource values for area wildlife.

(8)

In summary, the Project is one that we are very proud of from an environmental standpoint and otherwise, and one with which we are ready to move forward. With all due respect, asking us to defer doing so because you have "100% sincere" interest in public acquisition but no definitive proposal is not fair or reasonable.

Very truly yours,

Tom Marshall
Senior Vice President

FAXED TO 202-942-9525

March 2, 2005

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street., N.W.
Washington, D.C. 20549

Re: Shareholder Resolution for Catellus Annual Meeting for May 3, 2005

Ladies and Gentlemen:

This is a response to Catellus' No Action Request regarding our Shareholder Proposal. We will express mail a hard copy as Catellus did not forward our entire proposal with our attachments to you.

We believe that our Shareholder Proposal should be submitted to Catellus Shareholders for the following reasons:

1) Catellus does not lack the authority to Implement the Proposal. They are still Development Managers of the Property, have a very high debt still owed to them. Also when members of the community have called Farallon to speak to them about the West Bluff, they have been referred back to Catellus. The arranagements between Farallon and Catellus have not been fully disclosed, so it is impossible to tell who has the authority.

   Catellus has an ongoing interest that is more than just a contractor. The ongoing interests include performance bonuses and profit sharing. They continue to have defacto control of the property. This appears to be a "shell game" arrangement.

2) Native American Policy

   This request for a written policy regarding Coastal Zone resources and Native American cultural and sacred sites would apply to all Catellus development sites, not just the West Bluff.

This policy is very important for many reasons, including the following:

a) Catellus showed callous disregard of the West Bluff Sacred Site and special burial area of the Gabrielino Tongva Indians. They were asked to immediately halt their bulldozing by the California Native American Heritage Commission on July 2, 2003. Instead, they sped up their bulldozers, destroying the site faster. Native Americans and the local community were horrified by this callous disregard, and conducted vigils, protests, etc. We believe that Catellus needs to adopt another attitude towards Native American Sacred and Burial sites in general.

b) This issue is becoming important across California. Just last year, California Senate Bill 18 made stronger regulations for tribal consultation and protecting Native American burial sites.

c) Catellus states that these concerns are only those of the shareholder resolution proponents. However, we have received verbal support in the past from other Catellus shareholders on these concerns. We do not know how many additional Catellus shareholders would share these concerns. Only through the election would we know. What we do know is that similar shareholder proposals have been presented to other corporations in the past.

3) These resolutions affect more than just 5% of Catellus' assets. The Native American resolution would apply to all new development sites.

4) These resolutions are not part of ordinary business. If they were, Catellus could have implemented the policy on their own.

For the above reasons, we respectfully request that our resolution be approved for inclusion on Catellus Shareholder Meeting ballots.

Thank you very much for your consideration.

Sincerely,

Mary K. Knight

Mary K. Knight on behalf of
Mary K. Knight and Frank and Patty Dey
1122 Oak St., Santa Monica, CA 90405
(310) 450-5961
(310) 737-1030 Fax

ATTACHMENTS TO FOLLOW WITH HARD COPY

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Catellus Development Corporation
Incoming letter dated January 6, 2005

The proposal requests that the board adopt a policy that would require Catellus to take certain actions related to the "West Bluffs" property.

There appears to be some basis for your view that Catellus may exclude the proposal under rule 14a-8(i)(6). We note your representation that Catellus no longer owns and can no longer dictate the transfer, use or development of the "West Bluffs" property. Accordingly, we will not recommend enforcement action to the Commission if Catellus omits the proposal from its proxy materials in reliance on rule 14a-8(i)(6). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Catellus relies.

Sincerely,

Sara D. Kalin

Sara D. Kalin
Attorney-Advisor